SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DIRTT Environmental Solutions Ltd.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

25490H106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25490H106	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Iron Compass North Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,613,044
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,613,044
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,613,044
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.45%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 25490H106	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Iron Compass GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,613,044
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,613,044
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,613,044
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.45%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 25490H106	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON James Hegyi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,613,044
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,613,044
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,613,044
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.45%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 25490H106	13G/A	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER

DIRTT Environmental Solutions Ltd. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

7303 30th Street S.E., Calgary, Alberta, Canada T2C 1N6
Item 2(a).	NAME OF PERSON FILING

This statement is filed by: (i) Iron Compass North Partners LP (“Iron Compass North Partners”), a Delaware limited partnership, with respect to the Common Shares directly held by it; (ii) Iron Compass GP, LLC (“Iron Compass GP”), a Delaware limited liability company, the general partner of Iron Compass North Partners, with respect to the Common Shares directly held by Iron Compass North Partners; and (iii) James Hegyi, as Manager of Iron Compass GP, with respect to the Common Shares directly held by Iron Compass North Partners.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

22 Thorndal Circle, Darien, CT 06820

Item 2(c).	CITIZENSHIP

Iron Compass North Partners is a Delaware limited partnership. Iron Compass GP is a Delaware limited liability company. Mr. Hegyi is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Shares, without par value (the “Common Shares”)

Item 2(e).	CUSIP NUMBER

25490H106

CUSIP No. 25490H106	13G/A	Page 6 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

The percentage set forth in Row 11 of the cover page for each of the Reporting Persons is calculated based upon 84,681,364 Common Shares outstanding as of December 18, 2020, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 23, 2020.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 25490H106	13G/A	Page 7 of 8 Pages
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 25490H106	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2021

Iron compass north partners lp

By: Iron Compass GP, LLC, its general partner

By:	/s/ James Hegyi
Name:	James Hegyi
Title:	Manager

IRON COMPASS GP, LLC

By:	/s/ James Hegyi
Name:	James Hegyi
Title:	Manager

/s/ James Hegyi
JAMES HEGYI